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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                             HOLOPHANE CORPORATION
                           (Name of Subject Company)
                             NSI ENTERPRISES, INC.
                       NATIONAL SERVICE INDUSTRIES, INC.
                                   (Bidders)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                    43645B10
                     (CUSIP Number of Class of Securities)
                             KENYON W. MURPHY, ESQ.
                      VICE PRESIDENT AND ASSOCIATE COUNSEL
                       NATIONAL SERVICE INDUSTRIES, INC.
                                   NSI CENTER
                          1420 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA 30309-3002
                           TELEPHONE: (404) 853-1000
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                             ---------------------
                                    COPY TO:
                           RUSSELL B. RICHARDS, ESQ.
                                KING & SPALDING
                              191 PEACHTREE STREET
                          ATLANTA, GEORGIA 30303-1763
                           TELEPHONE: (404) 572-4600
                             ---------------------

                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
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
               $470,837,482.50                                     $94,165
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

 * Estimated solely for the purpose of determining the registration fee assuming that all holders of options and other rights to acquire shares of common stock, par value $.01 per share ("Common Stock"), of the Subject Company exercise such options and or rights and tender the shares of Common Stock thus acquired to the Purchaser pursuant to the Offer and based on the offer to purchase at $38.50 cash per share, net to the seller in cash, less any required withholding taxes and without interest thereon and (i) 10,564,265 shares of Common Stock outstanding, (ii) 1,432,330 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options, (iii) up to 78,000 shares of Common Stock issuable under additional employee benefits plans and (iv) up to 154,590 shares of Common Stock potentially issuable pursuant to obligations under a previous acquisition agreement, as of June 15, 1999.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidder.

     [ ] Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

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                                 SCHEDULE 14D-1

CUSIP NO. 43645B10
 1. Name of Reporting Person
    NSI Enterprises, Inc.
    S.S. or I.R.S. Identification No. of above Person 582227500
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 2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]  (b) [ ]
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 3. SEC Use Only
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 4. Sources of Funds (See Instructions)
    AF
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 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(E) or 2(F)   [ ]
    N/A
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 6. Citizenship or Place of Organization
    Delaware
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 7. Aggregate Amount Beneficially Owned by Each Reporting Person
    None
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 8. Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares (See
    Instructions)  [ ]
    N/A
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 9. Percent of Class Represented by Amount in Row 7
    N/A
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10. Type of Reporting Person (See Instructions)
    CO
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                                 SCHEDULE 14D-1

CUSIP NO. 43645B10
 1. Name of Reporting Person
    National Service Industries, Inc.
    S.S. or I.R.S. Identification No. of above Person 580364900
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 2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]  (b) [ ]
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 3. SEC Use Only
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 4. Sources of Funds (See Instructions)
    BK; WC
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 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(E) or 2(F)   [ ]
    N/A
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 6. Citizenship or Place of Organization
    Delaware
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 7. Aggregate Amount Beneficially Owned by Each Reporting Person
    None
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 8. Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares (See
    Instructions)  [ ]
    N/A
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 9. Percent of Class Represented by Amount in Row 7
    N/A
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10. Type of Reporting Person (See Instructions)
    CO
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     THIS TENDER OFFER STATEMENT ON SCHEDULE 14D-1 RELATES TO THE OFFER BY NSI
ENTERPRISES, INC., A DELAWARE CORPORATION (THE "PURCHASER"), A WHOLLY OWNED SUBSIDIARY OF NATIONAL SERVICE INDUSTRIES, INC., A DELAWARE CORPORATION ("PARENT"), TO PURCHASE ALL OF THE OUTSTANDING SHARES OF COMMON STOCK PAR VALUE, $.01 PER SHARE (THE "SHARES"), OF HOLOPHANE CORPORATION, A DELAWARE CORPORATION (THE "COMPANY"), AT A PURCHASE PRICE OF $38.50 PER SHARE, NET TO THE SELLER IN CASH, LESS ANY REQUIRED WITHHOLDING TAXES AND WITHOUT INTEREST THEREON, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, DATED JUNE 25, 1999 (THE "OFFER TO PURCHASE"), A COPY OF WHICH IS ATTACHED HERETO AS EXHIBIT (A)(1), AND IN THE RELATED LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH THE OFFER TO PURCHASE, AS AMENDED FROM TIME TO TIME, CONSTITUTE THE "OFFER"), A COPY OF WHICH IS ATTACHED HERETO AS EXHIBIT (A)(2).

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Holophane Corporation. The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is the Common Stock, par value $.01 per share, of the Company. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by the Purchaser and Parent. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

     (e) and (f) During the last five years, neither the Purchaser nor Parent nor, to the best knowledge of the Purchaser or Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("The Merger Agreement") of the Offer to Purchase and in Exhibit (c) (1) of this
Schedule 14D-1 is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement"), Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

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     (f) and (g) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement") and
Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) None.

     (b) and (c) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") and Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the entire text of each of (i) the Offer to Purchase and (ii) the Letter of Transmittal is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated June 25, 1999.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Form of Summary Advertisement as published on June 25, 1999.

     (a)(8) Form of Press Release issued by Parent on June 21, 1999.
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     (b)(1) Credit Agreement, dated as of July 23, 1996 among National Service
            Industries, Inc., certain of its subsidiaries, certain listed banks, Wachovia Bank of Georgia, N.A., as Agent, and Nationsbank, N.A. (South) and SunTrust Bank, Atlanta as Co-Agents (incorporated herein by reference to Exhibit 10(i)A of the Quarterly Report on Form 10-Q of National Service Industries, Inc. for the fiscal quarter ended May 31, 1998).

     (b)(2) Commitment Letter regarding $250 million Credit Facility, dated June 18, 1999, among National Service Industries, Inc., The First National Bank of Chicago and Banc One Capital Markets, Inc.

     (b)(3) Commitment Letter regarding $250 million Credit Facility, dated June 18, 1999, between National Service Industries, Inc. and Wachovia Capital Markets, Inc.

     (c)(1) Agreement and Plan of Merger, dated as of June 20, 1999, among National Service Industries, Inc., NSI Enterprises, Inc. and Holophane Corporation.

     (d)    Not applicable.

     (e)    Not applicable.

     (f)    Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          NATIONAL SERVICE INDUSTRIES, INC.

                                          By:     /s/ JAMES S. BALLOUN
                                            ------------------------------------
                                            Name: James S. Balloun
                                            Title:  Chairman of the Board,
                                                    President and Chief
                                                    Executive Officer

                                          NSI ENTERPRISES, INC.

                                          By:     /s/ JAMES S. BALLOUN
                                            ------------------------------------
                                            Name: James S. Balloun
                                            Title:  Chairman of the Board,
                                                    President and Chief
                                                    Executive Officer

Date: June 25, 1999

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